Free Writing Prospectus (To the Preliminary Prospectus Supplement dated August 3, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-157573

$1,000,000,000 of 7.500% Notes Due 2021

FINAL TERM SHEET

August 3, 2009

Issuer:	International Paper Company
Security:	7.500% Notes due 2021
Principal Amount:	$1,000,000,000
Trade Date:	August 3, 2009
Settlement Date:	August 10, 2009 (T+5)
Final Maturity:	August 15, 2021
Interest Rate:	7.500% per annum
Public Offering Price:	99.920%
Yield to Maturity:	7.510%
Benchmark Treasury:	3.125% UST due May 15, 2019
Benchmark Treasury Price:	95-26+
Benchmark Treasury Yield:	3.635%
Spread to Benchmark Treasury:	+387.5 bps
Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15, commencing February 15, 2010
Optional Redemption:	Greater of par and make whole at Treasury plus 50 basis points, plus accrued and unpaid interest to the date of redemption
Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	460146 CE1/US460146CE11
Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
BNP Paribas Securities Corp.
UBS Securities LLC
Co-Managers:	BBVA Securities Inc.
Calyon Securities (USA) Inc.
Commerzbank Capital Markets Corp.
Daiwa Securities America Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Morgan Keegan & Company, Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC
Global Settlement:	Through The Depository Trust Company, including Euroclear or Clearstream Luxembourg, as participants
Net Proceeds:	We estimate that the net proceeds, after deducting underwriters’ discounts and commissions and other estimated offering expenses payable by us, from sale of the notes offered hereby will be approximately $991.6 million.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Book-Running Managers at the numbers below:

Banc of America Securities LLC	800-294-1322 (toll free)
J.P. Morgan Securities Inc.	212-834-4533 (call collect)
BNP Paribas Securities Corp.	800-854-5674 (toll free)
UBS Securities LLC	877-827-6444, ext. 561-3884 (toll free)

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